UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A

SPECIALIZED DISCLOSURE REPORT
(Amendment No. 1)
UNITED TECHNOLOGIES CORPORATION
(Exact name of the registrant as specified in its charter)

Delaware	1-812	06-0570975
(State or other jurisdiction of incorporation or organization)	(commission file number)	(IRS Employer Identification No.)

10 Farm Springs Road, Farmington, CT	06032
(Address of principal executive offices)	(zip code)

Michael R. Dumais, Executive Vice President, Operations & Strategy	(860) 728-7000
(Name and telephone number, including area code,
of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

EXPLANATORY NOTE
This Amendment No. 1 on Form SD/A (this “Amendment No. 1”) to the Specialized Disclosure Report on Form SD of United Technologies Corporation for the reporting period January 1 to December 31, 2019, which was filed with the Securities and Exchange Commission on March 31, 2020 (the “Original Form SD Report”), is being filed solely for the purpose of including the conformed signature for Form SD and reformatting Schedule A and B to Exhibit 1.01.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any other item of the Original Form SD.
United Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of United Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “the Company,” or “UTC,” unless the context otherwise requires, mean United Technologies Corporation and its subsidiaries. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of United Technologies Corporation’s (“UTC”) Conflict Minerals Report for the calendar year ended December 31, 2019 is filed as Exhibit 1.01 hereto and is publicly available through the Investors section of UTC’s website (http://www.utc.com) under the heading “SEC Filings.”

Item 1.02 Exhibit

The UTC Conflict Minerals Report required by Items 1.01 and 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – UTC’s 2019 Conflict Minerals Report.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNITED TECHNOLOGIES CORPORATION
(Registrant)

Date: March 31, 2020	By:	/s/ MICHAEL R. DUMAIS
Michael R. Dumais
Executive Vice President, Operations & Strategy

Exhibit Index

Exhibit Number	Exhibit Description
1.01	UTC’s 2019 Conflict Minerals Report